# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rare Earths Americas, Inc., CIK 0002095743
CUSIP: 75381A108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 101 W. MAIN STREET, MANCHESTER, Georgia (GA), 31816
Date of event which requires filing of this statement: 05/07/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002145923

## Reporting persons
- Allen Dominic Paul: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 1,296,187; shared voting power 0; sole dispositive power 1,296,187; shared dispositive power 0; aggregate amount beneficially owned 1,296,187 (6.5% of the class)
  Comment: The reported securities are held directly by Dominic Paul Allen, an individual, as Trustee for The Westoz Services A/C, an Australian trust controlled by Mr. Allen, who has sole voting and investment power over the shares held by that trust.

## Item 1. Issuer
Name of issuer: Rare Earths Americas, Inc.
Address of issuer's principal executive offices: 101 W. MAIN STREET, MANCHESTER, GEORGIA, 31816

## Item 2. Person Filing
Name of person filing: Dominic Paul Allen
Address of principal business office or, if none, residence: 23 Rochester Street, Leabrook, South Australia 5068
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,296,187
Percent of class: 6.5%
Sole power to vote or to direct the vote: 1,296,187
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,296,187
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Allen Dominic Paul: Dominic Allen, Individual (07/23/2026)